P.E. 1/1/02

02011494

9/3785
1-15218

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of January 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated January 16, 2002 announcing Lafarge's divestiture of certain former Blue Circle assets.

LAFARGE

COMMUNIQUE

Paris, January 16, 2002

DIVESTITURE OF LAFARGE'S LIME OPERATION in ALABAMA, USA

Lafarge today announces that on December 31,2001, it completed the sale of the Calera lime plant located in Alabama, USA (a former Blue Circle asset), to Peak Investments L.L.C., a Kansas-based company. The lime production capacity is approximately 400,000 tons per year.

This sale concludes the divestitures required in the United States by the Federal Trade Commission in connection with Lafarge's acquisition of Blue Circle Industries PLC completed earlier last year. Previous divestitures included sales of assets to Votorantim in the Great Lakes area (August 3, 2001 announcement). Divestitures required by the Canadian Competition Bureau were concluded at the end of last year (November 29, 2001 announcement).

Lafarge is the world leader in building materials and holds top-ranking positions in its four Divisions : Cement, Aggregates & Concrete, Roofing and Gypsum. It has 85,000 employees in 75 countries. In 2000 the Group recorded sales of Euro 12.2 billion. More information is available on www.lafarge.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2002

Lafarge (Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance